BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is March 10, 2011.

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	March 10, 2011

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Yukon-Nevada Gold Corp. announces results of Special Meeting of shareholders held March 8, 2011.

5.	Full Description of Material Change

The Company announces that further to its news release of February 4, 2011, at a Special General Meeting held on March 8, 2011, the Company’s shareholders overwhelmingly approved a resolution to reduce, for a limited time, the exercise prices of the Company’s unlisted share purchase warrants. The resolution at the Meeting was approved by approximately 86% of the votes of the disinterested shareholders. Shareholders of the Company who hold warrants were not permitted to vote on the resolution.

In order to raise additional working capital in the short term, all eligible warrant-holders will now be entitled, for a period of 30 days, to exercise their warrants at an 18% discount to the original exercise price (the “Transaction”) as set out in the information circular dated January 25, 2011. The 30 day period will commence on March 14, 2011 and end on April 13, 2011. If the Warrants are not exercised during such 30 day period, the exercise price will revert to the original exercise price. If all of the warrants are exercised at their reduced prices, the Company will have raised approximately $59M. The Company will provide written notice to all warrant-holders advising them of the reduction of the exercise prices.

The discount to the exercise price will compensate warrant holders for loss of leverage in their investment, cost of financing the transaction and/or opportunity cost if other investments are liquidated to fund the Transaction as well as any resulting tax consequences.

The purpose of providing this incentive is to provide the Company with required working capital to fund its current business plan. Primary use of proceeds will be towards (but not limited to):

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  Construction of new lined tailings storage facility as well as a secondary water storage facility to be completed before winter 2011/12,

  Upgrade to Digital Control Facility Monitoring System to improve plant operating efficiencies by replacing the current pneumatic system,

  Installation of additional quench tank and related items during the 2-week scheduled annual maintenance shutdown in May 2011,

  Complete winterization of the plant including construction and installation of new ore drying equipment that should be protected from climatic extremes,

  Completion of remaining environmental obligations as outlined in the Consent Decree with the Nevada Division of Environmental Protection to keep our current compliance in good standing,

  Obtain underground equipment necessary to commence operations at the SSX/Steer underground gold mine and continue development of the Starvation Canyon mine.

The TSX has conditionally accepted notice of the Transaction.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 11th day of March, 2011.

“Robert F. Baldock”
Robert F. Baldock, President and CEO